Filed by GTECH S.p.A.
pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: GTECH S.p.A.; International Game Technology
Filer’s SEC File No.: 333-146050

Date: January 20, 2015

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT. SEE FURTHER “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW.

 NEWS RELEASE

GTECH BOARD RESOLUTION AND HOLDERS’ MEETING WITH RESPECT TO ITS €750,000,000 SUBORDINATED INTEREST-DEFERRABLE CAPITAL SECURITIES DUE 2066

ROME, ITALY and PROVIDENCE, RHODE ISLAND (US), 20 January 2015 —The Board of Directors of GTECH S.p.A. (“GTECH”) and the holders of the Capital Securities (as defined below) resolved on first call, on 19 January 2015, to amend the Conditions and the Trust Deed in respect of GTECH’s outstanding €750,000,000 Subordinated Interest-Deferrable Capital Securities due 2066 (Regulation S ISIN XS0254095663 and Rule 144A ISIN XS0254095747) (the “Capital Securities”), in connection with the related consent solicitation (the “Consent Solicitation”) commenced, along with a tender offer (the “Offer”), on 18 December 2014 according to the terms and conditions set out in the invitation memorandum dated 18 December 2014 and available at www.gtech.com (the “Invitation Memorandum”). Capitalised terms used in this announcement but not defined have the meanings given to them in the Invitation Memorandum.

Specifically, the holders of the Capital Securities:

(1)         acknowledged that Condition 6.7 (Replacement) of the Capital Securities does not apply in relation to the Offer (“Proposal 1”); and

(2)         approved amendments to the Conditions and the Trust Deed as set out in the draft Supplemental Trust Deed to (a) reflect the change in the jurisdiction of incorporation of the Issuer pursuant to the Merger and to remove provisions which are no longer relevant or applicable as a result of such change of jurisdiction, including but not limited to those only applicable to Italian companies; (b) remove commercial terms that are no longer relevant and amend certain other provisions to align these with the customary terms of similar securities issued under English law (including amendments to the quorum required to pass an Extraordinary Resolution and to incorporate certain protections in favour of the Trustee); and (c) clarify that

Condition 6.7 (Replacement) of the Capital Securities is not intended to be a contractual term of the Capital Securities and is instead only an indication of the Issuer’s intention (“Proposal 2”).

Accordingly, the approved Proposals will be implemented as further described in the Notice of Meeting and the Invitation Memorandum.

Subject to the terms and conditions set out in the Invitation Memorandum, the Offer remains open until 5:00 p.m. (CET) on 22 January 2015.

Main related news releases: December 18, 2014, and January 8, 2015

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Disclaimer

This announcement must be read in conjunction with the Invitation Memorandum. This announcement and the Invitation Memorandum contain important information (including the risk factors described in the Invitation Memorandum) which should be read carefully before any decision is made with respect to the Offer and the Consent Solicitation. If any Holder is in any doubt as to the action it should take, it is recommended to immediately seek its own financial advice, including tax advice relating to the consequences resulting from the Offer and the Consent Solicitation from its broker, dealer, commercial bank, custodian, trust company, accountholder or other nominee or trustee, solicitor, accountant or other independent financial or legal adviser. Any Holder whose Capital Securities are held on its behalf by a broker, dealer, commercial bank, custodian, trust company, accountholder or other nominee or trustee must contact such entity if it wishes to tender such Capital Securities pursuant to the Offer. None of the Issuer, the Dealer Managers, the Trustee, the Principal Paying and Transfer Agent, the Tender Agent or the Information Agent, or any of their respective directors, officers, employees or agents, makes any recommendation whether Holders should participate in the Offer described in the Invitation Memorandum.

Offer and Distribution Restrictions

This announcement and the Invitation Memorandum do not constitute an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and the Invitation Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Invitation Memorandum comes are required by each of the Issuer, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of this announcement and the Invitation Memorandum and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement, the Invitation Memorandum nor any other documents or materials relating to the Offer have been or shall be distributed to the public in France and only (i) qualified investors (investisseurs qualifiés) acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, and/or (iii) legal entities whose total balance sheet exceeds €5 million, or whose total annual turnover or revenues exceed €5 million, or which manage assets in excess of €5 million, or whose average annual headcount exceeds 50 persons, all as defined in, and in accordance with, Articles L. 341-2 1°, L. 411-2, D. 341-1 and D. 411-1 of the French Code Monétaire et Financier, are eligible to participate in the Offer. This announcement and the Invitation Memorandum and any other document or material relating to the Offer have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Offer, this announcement, the Invitation Memorandum or any other documents or materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”).

The Offer is being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”), and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999 (the “Issuer’s Regulation”).

Holders, or beneficial owners of the Capital Securities that are located in Italy, can tender some or all of their Capital Securities pursuant to the Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and

Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Capital Securities, the Offer, this announcement, the Invitation Memorandum or any other documents or materials relating to the Offer.

General

Neither this announcement, the Invitation Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to tender Capital Securities (and tenders of Capital Securities for purchase pursuant to the Offer will not be accepted from Holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by the Dealer Managers or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of NewCo, IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in GTECH’s forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo’s registration statement on Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo has filed with the SEC a registration statement on Form F-4, which was declared effective on 2 January 2015 (file number 333-199096), which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “Georgia Worldwide”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of 12 March 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on 31 July 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders held on 4 November 2014 to approve the GTECH-NewCo merger, GTECH has published an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of 24 May 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended 27 September 2014 and its Proxy Statement on Schedule 14A, dated 24 January 2014, which are filed with the SEC.

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GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo
GTECH S.p.A.	GTECH S.p.A.
Corporate Communications	Media Communications
T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com